UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

AZUL S.A.

     Publicly-held Company – CVM Code No. 02411-2
Corporate Taxpayers’ Registry (CNPJ/MF) No. 09.305.994/0001-29
 Board of Trade (NIRE): 35.3.00361130

Call Notice

Ordinary and Extraordinary Shareholders’ Meetings

The shareholders of AZUL S.A. (“Company”) are hereby invited, pursuant to Article 124 of Law No. 6.404/76, to attend the Ordinary and Extraordinary Shareholders’ Meetings (“AGOE”) to be held on April 27, 2018, at 10 a.m., at the Company’s headquarters, at Avenida Marcos Penteado de Ulhôa Rodrigues 939, Edifício Jatobá, 8th floor, Castelo Branco Office Park, CEP 06460-040, in the City of Barueri, State of São Paulo, to resolve on the following matters of the agenda:

At the Ordinary Shareholders Meeting (“AGO”):

(1) to receive the management accounts and examine, discuss and vote on the management report and the financial statements, together with the opinion of the independent auditors, for the year ended December 31, 2017;

(2) to examine, discuss and vote on a proposal for the allocation of net income for the year ended December 31, 2017; and

(3) to set the global annual compensation of the managers of the Company for fiscal year 2018.

At the Extraordinary Shareholders Meeting (“AGE”):

(1) to accept the resignation of Mr. Haoming Xie as independent member of the Board of Directors and elect in his place Mr. Qifa Bao, for the remainder of the two-year term of office unified to the other directors, i.e. until the Ordinary Shareholders’ Meeting to be held in 2019, pursuant to Article 16, paragraph 3, of the Company’s bylaws;

(2) to amend the Company' bylaws by changing the wording of the main sections of Articles 5 and 6 to reflect the new capital stock and balance of authorized capital after the capital increases, within the limits of its authorized capital, as approved at the meetings of the Board of Directors held on November 8, 2017, and February 5, 2018, and to restate the Company’s Bylaws; and

(3) to approve the execution of agreements with the purpose to establish a commercial partnership with Aigle Azur SAS, an entity in which the Company’s controlling shareholder owns a relevant share participation.

Considering that the matter included in item 3 of the Ordinary Matters Agenda falls within the list of matters to be resolved by shareholders holding preferred shares, pursuant to Article 5, Paragraph 9, item (viii), of the Company's Bylaws, its approval shall be voted jointly by all of the Company's shareholders. In addition, the approval of the matter included in item 3 of the Extraordinary Matters Agenda shall be preceded by a resolution by the shareholders holding preferred shares, pursuant to Article 14 of the Company's Bylaws, as this matter falls within the list of Special Matters (Matérias Especiais), provided for in Article 5, Paragraph 9, of the Company's Bylaws.

With the exception of item 3 of the Ordinary Matters Agenda and item 3 of the Extraordinary Matters Agenda, the matters to be resolved at the shareholders’ meetings are to be voted on by holders of common shares only. Notwithstanding, shareholders holding preferred shares are entitled to attend the Shareholders’ Meeting and discuss the matter of the agenda, pursuant to Article 125, sole paragraph, of Law No. 6.404/76.

General Instructions:

1. The AGOE may be attended by shareholders of the Company in person, through their legal representatives or duly appointed proxies, or by means of a remote voting form. Detailed guidance on the documentation required is included in the Management’s Proposal:

ATTENDANCE IN PERSON: shareholders of the Company may attend the AGOE, provided that their shares are registered with the bookkeeping agent, Banco Bradesco S.A., and that they bring the following documents with them: (i) individuals – identity document with photo; (ii) legal entities –certified copy of the most recent version of the bylaws or articles of association, and corporate documents granting powers of representation (minutes of election of officers meeting and/or power of attorney), as well as an identity document with photo of the legal representative(s); and (iii) Investment Funds - a certified copy of the most recent regulation of the fund, the bylaws or articles of association of the administrator or manager, and corporate documents granting powers of representation (minutes of election of officers meeting and/or power of attorney); in addition to an identity document with photo of the legal representative(s).

POWER OF ATTORNEY: Powers of attorney may be issued in physical form, subject to the provisions of Article 126 of Law No. 6.404/76 and the Management’s Proposal. A shareholder’s legal representative must attend the meeting bearing a power of attorney and other documents indicated in the Management’s Proposal, in addition to a document proving his/her identity.

REMOTE VOTING FORM: For this AGOE the Company will provide a remote voting system, as provided for in CVM Instruction 481/09, whereby shareholders can submit remote voting forms through their custody agents or the bookkeeping agent, or directly to the Company, as explained in the Management’s Proposal.

As required by law, the supporting documents for the matters to be resolved on at the AGOE are at the disposal of shareholders, as from today’s date, at the Company’s registered office, on its investor relations website (ri.voeazul.com.br), and on the websites of the CVM (www.cvm.gov.br), B3 S.A. –Brasil, Bolsa, Balcão (www.b3.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov), containing all the information needed to fully understand the above matters, pursuant to Article 124, Paragraph 6, Article 133 and Article 135, Paragraph 3, of Law No. 6.404/76, and Article 6 of CVM Instruction 481/09.

Barueri, March 12, 2018.

David Gary Neeleman

Chairman of the Board of Directors

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 20, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer